UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☒ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☐ Form 10-Q  ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2009

_____________________________________________________________________________

Nothing in this form shall be construed to imply the Commission has verified any information contained herein.

☐  Transition report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR

Nothing in this form shall be construed to imply the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I  Registrant Information
_________________________________________________________________________

iVoice, Inc.
Full Name of Registrant:

Former Name if Applicable

750 Highway 34
Address of Principal Executive Office (Street and Number)

Matawan, NJ 07747
City, State and Zip Code

Part II Rules 12b-25(b) and (c)
_________________________________________________________________________

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☒	(b)	The subject report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date.

	(c)	Not applicable.

Part III Narrative
___________________________________________________________________________

The Registrant has been unable to complete and file, when originally due, the Annual Report on Form 10-K as a result of delays in completing the financial statements in conjunction with an audit by a new independent accounting firm.

Part IV  Other Information
___________________________________________________________________________

(1) Name and telephone number of person to contact in regard to this notification

Lawrence A. Muenz	(202)	728-2909
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).   ☒ Yes  ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒ Yes ☐ No

Total revenues for the years ended December 31, 2009 and 2008 were $108,120 and $173,424, respectively.  Net income applicable to common shares for the year ending December 31, 2009 was $347,527. The net loss applicable to common shares for the year ending December 31, 2008 was $2,565,001

iVoice, Inc.
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2010	By:	/s/ Jerome Mahoney
Jerome Mahoney
President and Chief Executive Officer